Skillest, Inc. (the "Company") a Delaware Corporation

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Skillest, Inc.

We have reviewed the accompanying consolidated financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 24, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	1,427,973	66,605
Other Assets	-	637
Total Current Assets	1,427,973	67,242
Non-current Assets		
Computer and Equipment, net of Accumulated Depreciation	3,340	-
Intangible Assets: Patents and Trademark, net of Accumulated Amortization	617	460
Total Non-Current Assets	3,957	460
TOTAL ASSETS	1,431,930	67,701
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	21,125	628
Deferred Revenue	92,431	42,288
Note Payable - Related Party	-	45,971
Payroll Liabilities	28,651	8,181
Other Liabilities	531	-
Total Current Liabilities	142,738	97,069
Long-term Liabilities		
Future Equity Obligations (SAFE Notes)	-	50,000
Total Long-Term Liabilities	-	50,000
TOTAL LIABILITIES	142,738	147,069
EQUITY		
Common Stock	78	-
Preferred Stock	34	-
Additional Paid in Capital	2,084,650	213,347
Foreign Currency Translation	12,713	16,127
Accumulated Deficit	(808,283)	(308,842)
Total Equity	1,289,192	(79,368)
TOTAL LIABILITIES AND EQUITY	1,431,930	67,701

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	1,965,859	1,181,360
Cost of Revenue	1,775,223	1,070,996
Gross Profit	190,636	110,364
Operating Expenses		
Advertising and Marketing	111,246	47,469
General and Administrative	577,672	213,989
Depreciation	1,159	-
Total Operating Expenses	690,076	261,458
Operating Income (loss)	(499,441)	(151,094)
Other Income		
Interest Income	-	-
Other	-	17,140
Total Other Income	-	17,140
Provision for Income Tax	-	-
Net Income (loss)	(499,441)	(133,954)
Other Comprehensive Income (loss)		
Foreign Currency Translation Adjustments	(3,415)	4,557
Total Comprehensive Income (loss)	(502,856)	(129,396)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(499,441)	(133,954)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	1,159	-
Accounts Payable	20,497	(12,229)
Payroll Liabilities	20,470	5,071
Deferred Revenue	50,142	42,288
Other	1,168	1,143
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	93,436	36,273
Net Cash provided by (used in) Operating Activities	(406,005)	(97,680)
INVESTING ACTIVITIES		
Computers and Equipment	(4,499)	-
Patents and Trademark	(157)	(40)
Net Cash provided by (used by) Investing Activities	(4,656)	(40)
FINANCING ACTIVITIES		
Issuance of Common Stock	78	-
Issuance of Preferred Stock	1,664,216	-
Issuance of Ordinary Shares	157,122	132,180
Capital Distributions	-	(3,162)
Note Payable - Related Party	(45,971)	4,008
Net Cash provided by (used in) Financing Activities	1,775,444	133,026
Cash at the beginning of period	66,605	26,742
Effect of exchange rate changes on cash	(3,415)	4,557
Net Cash increase (decrease) for period	1,361,368	39,863
Cash at end of period	1,427,973	66,605

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock		Ordinary Shares, No Par				
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	APIC	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholder Equity
Beginning Balance at 1/1/2020	-	-	-	-	10,683	84,329	(174,888)	11,570	(78,989)
Sale of Ordinary Shares	-	-	-	-	612	132,180	-	-	132,180
Capital Distributions	-	-	-	-	-	(3,162)	-	-	(3,162)
Foreign Currency Translation	-	-	-	-	-	-	-	4,557	4,557
Net Income (Loss)	-	-	-	-	-	-	(133,954)	-	(133,954)
Ending Balance 12/31/2020	-	-	-	-	11,295	213,347	(308,842)	16,127	(79,368)
Issuance of Anti-Dilution Ordinary Shares	-	-	-	-	56	-	-	-	-
Sale of Ordinary Shares	-	-	-	-	679	157,122	-	-	157,122
Sale of Common Stock	7,819,500	78	-	-	-	-	-	-	78
Sale of Preferred Stock	-	-	2,212,736	22	-	1,364,194	-	-	1,364,216
Conversion of SAFE Notes	-	-	1,193,288	12	-	349,988	-	-	350,000
Foreign Currency Translation	-	-	-	-	-	-	-	(3,415)	(3,415)
Net Income (Loss)	-	-	-	-	-	-	(499,441)	-	(499,441)
Ending Balance 12/31/2021	7,819,500	78	3,406,024	34	12,030	2,084,650	(808,283)	12,713	1,289,192

Skillest, Inc
Notes to the Unaudited Consolidated Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Skillest Inc. ("the Company") is a corporation organized under the laws of the State of Delaware on August 9th, 2018 and is domiciled in California. The Company provides a platform that enables golf coaches to give remote, online lessons to students. The Company enables coaches to find new students through a marketplace, communicate with students in real-time, fulfill lessons using video analysis tools and Zoom coaching sessions, and charge students for lessons through subscriptions.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The consolidated financial statements include the accounts of 2BA Pty Ltd ("2BA"), a wholly owned foreign corporation that was incorporated on January 20th, 2016 in Australia. In May 2021, the Company and 2BA entered into a Share Exchange Agreement where each Ordinary Shareholder transferred its shares in 2BA to the Company in exchange for proportionate shares of Common Stock of the Company such that 2BA became a wholly owned subsidiary of the Company. A total of 12,030 Ordinary Shares in 2BA have been exchanged for a total of 7,819,500 shares of the Company's Common Stock which were issued and outstanding as of December 31, 2021. All significant intercompany accounts and transactions have been eliminated in consolidation.

Functional and Presentation Currency

The functional currency of the Company is the primary economic environment in which the Company operates, which is the Australian Dollar (AUD.) Transactions in currencies other than the entity's functional currency are recorded at the rates of exchange prevailing on the date of the transaction. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at the end of reporting periods. Exchange differences arising on the settlement of monetary items and on translation of monetary items at period end are included in the income statement of the period. For the purposed of presenting these financial statements, the Company's assets and liabilities are expressed in US Dollars at the exchange rate on the balance sheet date, stockholder's equity accounts are translated at historical rates and income and expenses are translated at the period's ending exchange rate. During the periods ending in December 31, 2020 and 2021, the Company recognized a gain of $4,557 and a loss of $(3,415) due to foreign currency translation, respectively.

The yearly average exchange rates used for the translation are summarized as follows:

$0.075075 USD per AUD, rate provided by irs.gov on December 31, 2021.

$0.068871 USD per AUD, rate provided by irs.gov on December 31, 2020.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company provides a platform that enables golf coaches to give remote, online lessons to students. The Company generates revenues by selling a subscription service through this platform to students who are looking to connect with these coaches. The Company's payments are generally collected at the time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which can be one to six months and revenue is recognized over the life of the subscription as performance obligations are satisfied. The Company had respective deferred revenues of $42,288 and $92,431 for the years ended 2020 and 2021 for prepaid subscriptions where cash was received with remaining performance obligations to be satisfied.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Computers and Equipment	3	4,499	1,159	-	3,340
Grand Total	**-**	**4,499**	**1,159**	**-**	**3,340**

Intangible Assets

The Company's intangible asset consists of patents and a trademark and is recorded at cost. Because the patent has not been placed into service yet, no amortization has been recorded. The total ending balance of these assets was $460 and $617 as of December 31, 2020 and 2021, respectively.

Other Income

In 2021, the Company received a cash flow boost in the amount of $17,140 from the Australian Taxation Office due to the economic downturn associated with COVID-19.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In May 2021, the Company authorized a Stock Option Plan ("the Plan") for the purposes of attracting and retaining key personnel. A total of 3,000,000 shares of Common Stock have been allocated towards this Plan to be awarded as Stock Options. In November 2021, the Company granted a total of 2,019,875 Incentive Stock Options ("ISO") with exercise prices of $0.07 and the following vesting schedules: 25% vest after 1 year from the date of grant, followed by 36 equal monthly installments until fully vested in 2025. One optionee was granted an early exercise where 73% of the Stock Options are exercisable in January 2022 with the remaining 27% exercisable in January 2023. No Stock Options have been exercised as December 31, 2021.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company’s common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents’ assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management’s estimates. Management has concluded that the estimated fair value of the Company’s stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company’s stock issued and outstanding:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2020	-	$ -	$ -
Granted	-	$ -	$ -
Exercised	-	$ -	$ -
Expired/cancelled	-		
Total options outstanding, December 31, 2020	-	$ -	$ -
Granted	2,019,875	$ 0.070	$ -
Exercised	-	$ -	$ -
Expired/cancelled	-		
Total options outstanding, December 31, 2021	2,019,875	$ 0.070	$ -
Options exercisable, December 31, 2021	-	$ -	$ -

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2020		
Granted	-	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2020	-	$ -
Granted	2,019,875	$ 0.070
Vested	-	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2021	2,019,875	$ 0.070

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, Australia, and California. The Company's primary deferred tax assets are its net operating loss carryforwards. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31, 2020, the Company owed $45,971 to its founder. This loan is unsecured, bears no interest, and has no fixed maturity date. This loan was subsequently repaid in full as of December 31, 2021.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Future Equity Obligations - Simple Agreements for Future Equity (SAFE) - During the period ending December 31, 2018 and 2021, the Company entered into 8 SAFE agreements with third parties for a total of $350,000. The SAFE agreements have no maturity date and bear no interest. Of the total 8 agreements, 7 of them provide the right of the investor to future equity in the Company in the same class and series of Preferred Stock issued in an equity financing event equal to the SAFE purchase price divided by either the (i) SAFE purchase price, or (ii) the price per share of Preferred Stock sold in the equity financing event multiplied by 20%, whichever results in the greater number of shares of Preferred Stock. The remaining SAFE agreement was entered between the investor and 2BA in 2018 and was subsequently amended and restated following the Share Exchange Agreement (please see "Basis of Consolidation" note for further information). This agreement shall convert into the same class and series of Preferred Stock issued in

an equity financing event at no discount rate such that the investor's ownership interest in the Company is 5% of the Company's Capitalization prior to the closing of the equity financing event.

Alternatively, of the total 8 agreements, 7 of them provide the right of the investor to receive a portion of the proceeds equal to the greater of (i) the SAFE purchase price, or (ii) the amount payable on the number of shares of Common Stock equal to the SAFE purchase price divided by the liquidity price during a qualified liquidity event at a 20% discount. The remaining amended and restated SAFE agreement shall provide the right to receive either a portion of the proceeds equal to (i) the SAFE purchase price, or (ii) a number of shares of Common Stock at no discount rate such that the investor's ownership interest in the Company at the time of the liquidity event is 5%. Of the total 8 SAFE agreements, 7 of them are subject to a valuation cap of $10M and the remaining agreement is not subject to any valuation cap. In 2021, all 8 SAFE agreements of $350,000 have converted into 1,193,288 shares of Preferred Stock.

Please see "Related Party Transactions" for further information.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	
2023	
2024	
2025	
2026	
Thereafter	-

NOTE 6 – EQUITY

The Company acquired all 12,030 issued and outstanding voting Ordinary Shares pursuant to a certain Share Exchange Agreement entered into on May 16th, 2021 (please see "Basis of Consolidation" note for further information).

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.00001 per share prior to an amendment in 2021 increasing this amount to 14,510,037 shares of Common Stock with the same par value. A total of 0 and 7,819,500 shares were issued and outstanding as of December 31, 2020 and 2021, respectively.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 3,406,026 shares of Preferred Shares with a par value of $0.00001 per share. A total of 0 and 3,406,024 shares were issued and outstanding as of December 31, 2020 and 2021, respectively.

Voting: Preferred Stockholders have 1 vote for every share of Common Stock they could own if converted.

Dividends: All dividends are declared pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Redemption: Any shares of Preferred Stock that are redeemed or otherwise acquired by the Company or any of its subsidiaries will be automatically and immediately cancelled and retired and will not be reissued, sold or transferred. Neither the Company nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

Conversion: Preferred Stockholders have the right to convert shares into Common Stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock are entitled to receive prior to, and in preference to, any distribution to the Common Stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 24, 2022, the date these financial statements were available to be issued.

The Company granted an additional 110,000 Stock Options subject to the Company's Stock Option Plan.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced both negative cash flows from operating activities and negative working capital. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.